SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated March 13, 2007, of Director/PDMR Shareholding

SCOTTISH POWER PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

ScottishPower Employee Share Ownership Plan

Scottish Power plc ("the Company") announces that on 12 March 2007, the following Directors/Persons Discharging Managerial Responsibility, purchased
Partnership Shares and were awarded Matching Shares under the Inland Revenue approved ScottishPower Employee Share Ownership Plan (ESOP).  The Shares were purchased/allocated at £7.69 per share under the terms of the ESOP.  As a result of these awards, the Company was notified yesterday, that the individual interests in the ordinary share capital of Scottish Power plc have increased as shown below.

                        Partnership Shares     Matching Shares    Total Interest in
                        Ordinary               Ordinary           Ordinary Shares of
                        Shares of 42p          Shares of 42p      42p each following
                                                                  this notification*

Alan Bryce                 17                    6                  25,980
John Campbell              17                    6                  17,681
Stephen Dunn               17                    6                  21,567
Willie MacDiarmid          17                    6                  29,410
Susan Reilly               17                    6                  18,182

*All less than 1% of the issued share capital

Mrs Sheelagh Duffield
Company Secretary
Telephone: 0141 636 4544
13 March 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: March 13, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary